                                                                    Exhibit 99.4

TIME SENSITIVE
  MATERIALS

                             DEPOSITARY'S NOTICE OF
                            SHAREHOLDERS' MEETING OF
                             SATYAM INFOWAY LIMITED

ADSS: American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP NO.:          804099109.

ADS RECORD DATE:        May 17, 2002.

MEETING SPECIFICS:      Sixth Annual General Meeting - June 17, 2002
                        at 12:30 P.M. (local time) at the registered office of the Company at 2nd Floor, Mayfair Centre, 1-8-303/36,
                        S.P. Road, Secunderabad, 500 003, India.

MEETING AGENDA:         Please refer to the Company's Notice of the Sixth Annual
                        General Meeting enclosed herewith.

ADS VOTING              On or before 10:00 A.M. (New York City time) on
INSTRUCTIONS DEADLINE:  June 10, 2002.

DEPOSITED SECURITIES:   Equity shares, par value Rs. 10 per share, of Satyam
                        Infoway Limited, a limited liability company organized under the laws of the Republic of India (the "Company").

ADS RATIO:              1 equity share to 4 ADSs.

DEPOSITARY:             Citibank, N.A.

CUSTODIAN OF
DEPOSITED SECURITIES:   Citibank, N.A. - Mumbai Branch.

DEPOSIT AGREEMENT:      Deposit Agreement, dated as of October 18, 1999, as
                        amended by Amendment No. 1 to Deposit Agreement, dated as of January 6, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, evidenced by ADRs, issued thereunder.


To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on JUNE 10, 2002.

        The Company has announced that a Sixth Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A COPY OF THE NOTICE OF THE SIXTH ANNUAL GENERAL MEETING FROM THE COMPANY WHICH INCLUDES THE AGENDA FOR SUCH MEETING IS ENCLOSED.(*)

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION
4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSS AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THE DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSS, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSS FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

        THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING (A) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION OR (B) SHARES WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000. AS A RESULT, UNLESS SPECIFICALLY INSTRUCTED BY A HOLDER OR HOLDERS HOLDING (A) AT LEAST 10% OF THE TOTAL SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) ENTITLED TO VOTE ON A RESOLUTION OR (B) SHARES (REPRESENTED BY SUCH HOLDER(S)' AMERICAN DEPOSITARY SHARES) WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST RS. 50,000, THE CUSTODIAN, ACTING ON BEHALF OF THE HOLDERS UPON THE INSTRUCTIONS OF THE DEPOSITARY, MAY NOT JOIN IN DEMANDING A POLL.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        IF YOU HAVE ANY QUESTIONS ABOUT THE WAY IN WHICH VOTING INSTRUCTIONS MAY BE DELIVERED TO THE DEPOSITARY, PLEASE CONTACT CITIBANK, N.A. - ADR SHAREHOLDER SERVICES AT 1-877-CITI-ADR (1-877-248-4237).

                                                   Citibank, N.A., as Depositary

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(*) As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of India and the Memorandum of Association and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

[X]   PLEASE MARK
      YOUR VOTE AS IN
      THIS EXAMPLE

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

        FOR      AGAINST    ABSTAIN

1       [ ]       [ ]        [ ]

2       [ ]       [ ]        [ ]

3       [ ]       [ ]        [ ]

4       [ ]       [ ]        [ ]

5       [ ]       [ ]        [ ]

SIGNATURE(S)_____________________________________________   Date_______________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

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                              ORDINARY RESOLUTION

1. Approval of the adoption of the Audited Balance Sheet, as of March 31, 2002, and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the fiscal year ended March 31, 2002.

2.      Approval to re-appoint Mr. R. Ramaraj as a Director.

3.      Approval to re-appoint Mr. T.H. Chowdary as a Director.

4. Approval to re-appoint M/s. Bharat S. Raut & Co., Chartered Accountants, who retire at the conclusion of this Annual General Meeting, for a period of one (1) year, till the conclusion of next Annual General Meeting, on a remuneration to be fixed by the Board of Directors.


                                SPECIAL RESOLUTION

5. Approval of an increase in the remuneration payable to Mr. R. Ramaraj, Managing Director, as set forth in the Company's Notice of Meeting enclosed herewith.

THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED ADDRESS PRIOR TO 10:00 A.M. (NEW YORK CITY TIME) ON JUNE 10, 2002 FOR ACTION TO
                                   BE TAKEN.

2002 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES

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                     SATYAM INFOWAY LIMITED (THE "COMPANY")

CUSIP NO.:              804099109.

ADS RECORD DATE:        May 17, 2002.

MEETING SPECIFICS:      Sixth Annual General Meeting - June 17, 2002 at 12:30
                        P.M. (local time) at the registered office of the Company at 2nd Floor, Mayfair Centre, 1-8-303/36, S.P.
                        Road, Secunderabad, 500 003, India.

MEETING AGENDA:         Please refer to the Company's Notice of the Sixth Annual
                        General Meeting enclosed herewith.

DEPOSITARY:             CITIBANK, N.A.

DEPOSIT AGREEMENT:      DEPOSIT AGREEMENT, DATED AS OF OCTOBER 18, 1999, AS
                        AMENDED BY AMENDMENT NO. 1 TO DEPOSIT AGREEMENT, DATED
                        AS OF JANUARY 6, 2000.

DEPOSITED SECURITIES:   EQUITY SHARES, PAR VALUE RS. 10 PER SHARE, OF THE
                        COMPANY.

CUSTODIAN:              Citibank, N.A. - Mumbai Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

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        Please note that in accordance with and subject to the terms of Section
4.10 of the Deposit Agreement, upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by such Holder's ADSs, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from Holders of a majority of the ADSs for which instructions have been given to the Depositary, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions received from the Holders giving instructions.

        The Company's Articles of Association and Memorandum of Association provide that a poll may be demanded at any general meeting by a holder or holders holding (a) at least 10% of the total Shares entitled to vote on a resolution or (b) Shares with an aggregate paid up capital of at least Rs. 50,000. As a result, unless specifically instructed by a Holder or Holders holding (a) at least 10% of the total Shares (represented by such Holder(s)' American Depositary Shares) entitled to vote on a resolution or (b) Shares (represented by such Holder(s)' American Depositary Shares) with an aggregate paid up capital of at least Rs. 50,000, the Custodian, acting on behalf of the Holders upon the instructions of the Depositary, may not join in demanding a poll.

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Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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